GREAT LAKES FUND, INC.

                     Statement of Assets and Liabilities

                                 June 30, 1998

                                  (Unaudited)

                   Assets
Investments, at value (@ cost $767,330,468)                 $   1,646,102,253
Dividends receivable                                                1,705,622
Interest receivable                                                    29,068
Prepaid expenses                                                       28,179
Receivable for securities sold - unsettled trades                     126,795
Deferred organization costs, net                                       12,892
   Total Assets                                                 1,648,004,809

                Liabilities
AMPS Dividends Payable                                              1,224,574
Cash                                                                    1,170
Accrued expenses                                                      623,696
Notes payable                                                         262,500
Payable for securities purchased - unsettled trades                 3,999,930
Accrued interest expense                                                6,956
   Total Liabilities                                                6,118,826

   Net Assets                                               $   1,641,885,983

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series C Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series D Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                            50,000,000
Series E Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                            50,000,000
Series F Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 750 shares
     authorized, issued and outstanding                            75,000,000
Common stock at par value, $.01 per share, 199,995,250 shares
     authorized, 37,508,445.64 shares issued and outstanding          375,084
Additional paid-in capital                                        290,222,598
Accumulated net realized loss                                      (2,483,484)
Net unrealized appreciation of investments                        878,771,785

   Net Assets                                               $   1,641,885,983

   Net asset value per common shares outstanding            $           31.11

See accompanying notes to the financial statements.


                            GREAT LAKES FUND, INC.

                           Statement of Operations

              For the period from January 1, 1998 to June 30, 1998

                                 (Unaudited)


Investment income:
       Dividend income                                      $      11,339,675
       Interest income                                                175,049

         Total investment income                                   11,514,724

Expenses:
   Administration fees                                                467,018
   Investment management fee                                           77,578
   Broker dealer fee                                                  708,719
   Rating agencies fees                                                20,676
   Legal fees                                                           1,488
   Auction agent fee                                                   14,556
   Independent auditors                                                19,501
   Interest expense                                                    13,038
   Insurance                                                            7,966
   Directors fees and expenses                                          3,570
   Amortization of organization costs                                   3,479
   Other expenses                                                       1,162

        Total expenses                                              1,338,751

        Net investment income                                      10,175,973

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $    22,805,572
        Cost of securities sold                 (20,948,430)
                                                                    1,857,142
   Unrealized appreciation of investments:
        Beginning of period                     644,012,337
        End of period                           878,771,785
   Increase in net unrealized appreciation of investments         234,759,448

        Net increase in net assets resulting
           from operations                                  $     246,792,563

See accompanying notes to the financial statements.


                            GREAT LAKES FUND, INC.

                     Statement of Changes in Net Assets

             For the period from January 1, 1998 to June 30, 1998

                  and for the year ended December 31, 1997

                                 (Unaudited)

                                               For the six
                                              months ended        For the
                                              June 30, 1998     year ended
                                               (UNAUDITED)   December 31, 1997
From operations:
   Net investment income                    $    10,175,973        19,400,273
   Net realized gain on investments               1,857,142        (2,777,261)
   Net change in unrealized appreciation
        on investments                          234,759,448       340,597,383

Increase in net assets resulting from
        operations                              246,792,563       357,220,395

Dividends from net investment income:
   Auction market preferred stock               (10,175,973)      (19,192,811)
   Common stock                                           0          (207,462)
                                                (10,175,973)      (19,400,273)

Distributions from net realized gains:
   Auction market preferred stock                (1,621,561)                0
   Common stock                                           0                 0
                                                 (1,621,561)                0

Decrease in net assets resulting from           (11,797,534)      (19,400,273)
   distributions to stockholders

Increase (decrease) from capital share transactions:
   Issuance of auction market preferred stock             0        75,000,000
   Capital contribution from common stockholder   1,239,000         8,000,000
   Distribution of capital to common stockholder          0       (61,732,414)

                                                  1,239,000        21,267,586

Total increase in net assets                    236,234,029       359,087,708

Net assets:
   Beginning of period                        1,405,651,954     1,046,564,246

   End of period                            $ 1,641,885,983     1,405,651,954

See accompanying notes to the financial statements.

                    GREAT LAKES FUND, INC.

               Notes to the Financial Statements

                         June 30, 1998

                          (Unaudited)



1.   Organization and Significant Accounting Policies

The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on May 1, 1995.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common
stockholder are declared and paid at least annually.   Net
capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, are considered a return of capital.

1.   Organization and Significant Accounting Policies
     (continued)

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

Organization Costs

Organization costs have been deferred and are being amortized by the Fund on a straight-line basis over five years.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period ended June 30, 1998 and the year ended December
31, 1997, dividend and capital gain distributions to the common stockholder were $0 and $207,462 respectively.

During the six months ended June 30, 1998 and the year ended
December 31, 1997, return of capital distributions to the common stockholder amounted to $0 and approximately
$62,000,000, respectively.

During 1997, the common stockholder made a capital contribution to the Fund in the amount of $8,000,000.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on net assets outstanding at the end of the fiscal year. The annual fee as a percentage of net assets at June 30, 1998 was .06% and was .15% at December 31, 1997. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1998 were $12,814,836 and $5,352,891, respectively.

As of June 30, 1998, the net unrealized appreciation of $878,771,785 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $885,749,942 and $6,978,157, respectively.

4.   Auction Market Preferred Stock ("AMPS")

The Fund has outstanding at June 30, 1998, 1000 shares of Series A, Series B and Series C, 500 shares each of Series D and Series E, and 750 shares of Series F AMPS. The AMPS rates in effect on June 30, 1998 were 4.18%, 4.125%, 4.2%, 4.15%,
4.06% and 4.1% for Series A, Series B, Series C, Series D, Series E and Series F, respectively.

In February 1997 the Fund issued $75 million of AMPS.

During 1997, the Fund redeemed 1000 shares of Series A, 1000 shares of Series B, 600 shares of Series C, 500 shares of Series D and 500 shares of Series E AMPS.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under
mandatory redemption of the   AMPS is $100,000 per share plus
accumulated and unpaid dividends.

5.   Notes Payable

As of June 30, 1998, the Fund had $262,500 of principal notes outstanding to investors. The notes due on May 8, 2020, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of June 30, 1998, the Fund was paying interest at 9.23% per annum.

6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.




                            GREAT LAKES FUND, INC.

                             Financial Highlights

                                    For the six
                                    months ended     Year ended December 31,
                                    June 30, 1998    1997     1996    1995(1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period      24.81    17.24    13.77    10.00
 Net investment income                      0.27     0.52     0.46     0.33
 Net realized and unrealized gains
    on investments                          6.31     9.01     4.91     3.77
      Total from investment operations      6.58     9.53     5.37     4.10
Capital contribution                        0.03     0.21     0.00     0.00
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                   (0.27)   (0.51)   (0.40)   (0.27)
 Dividends paid to common shareholders      0.00    (0.01)   (0.07)   (0.05)
Less distributions from net realized gains:
 Common stock equivalent of dividends      (0.04)    0.00     0.00     0.00
    paid to AMPS holders
 Dividends paid to common shareholders      0.00     0.00    (0.10)   (0.01)
Less distributions from paid-in capital:
 Distribution of capital to common stock    0.00    (1.65)   (1.33)    0.00
      Total distributions                  (0.31)   (2.17)   (1.90)   (0.33)
Net asset value, end of period             31.11    24.81    17.24    13.77
Total investment return                    17.56%   34.13%   38.98%   40.90%(2)
Ratios/supplemental data:
 Net assets at end of period (000s)      1641,886 1405,652 1046,564  866,034
 Average net assets (000s)               1559,271 1291,147 1282,826  854,566
Ratio of expenses to average net assets
   applicable to common stock (4)           0.09%    0.26%    0.40%    0.10%(3)
Ratio of net investment income to average net
   assets applicable to common stock (4)    0.65%    1.50%    1.34%    1.27%(3)
Portfolio turnover                          0.34%    3.53%    2.23%    2.22%
Average commissions paid on equity
     securities transactions (4)          0.0130  $0.0300  $0.0200     0.00
Asset coverage per AMPS share
 end of period                           345,660  295,927 $261,641  247,438
AMPS shares outstanding                    4,750    4,750    4,000    3,500
Asset coverage for notes payable,
 end of period                            625480%  460115%  329108%  271484%
Notes payable, end of period            $262,500 $305,500 $318,000 $319,000

 (1)For the period May 1, 1995 (commencement of operations) to December 31,
    1995.
 (2)Total investment return for the period; not annualized.
 (3)Annualized.
 (4)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.
 (5)For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.

See accompanying notes to financial statements.

                                         GREAT LAKES FUND, INC.

                                        Portfolio of Investments

                                             June 30, 1998

                                               (Unaudited)
    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.20%

                   BUILDING MATERIALS

      15,300  CHAMPION INTL CORP                              752,568.75
      16,800  GEORGIA PACIFIC CORP                            990,150.00

     114,000  HOME DEPOT                                    9,469,125.00
      10,600  LOUISIANA PAC CORP                              193,450.00
      30,200  MASCO CORP                                    1,827,100.00

       8,800  OWENS CORNING                                   359,150.00

                   PAINT AND FLAT GLASS

      36,500  PPG INDUS INC                                 2,539,031.25
      35,600  SHERWIN WILLIAMS CO                           1,179,250.00

                   INDUSTRIAL CHEMICALS

       2,600  GREAT LAKES CHEM CRP                            102,537.50
      14,400  ROHM & HAAS CO                                1,496,700.00


                   MISCELLANEOUS
      10,600  FLUOR CORP                                      540,600.00

       4,300  FOSTER WHEELER CORP                              92,181.25
       7,400  KAUFMAN & BROAD HOME CORP                       234,950.00


                   TOTAL BUILDING AND CONSTRUCTION        $19,776,793.75

   CHEMICALS AND DRUGS                             14.00%


                   CHEMICALS
      46,200  AIR PRODS & CHEMS INC                         1,848,000.00

      56,000  AMGEN INC                                     3,661,000.00
      23,400  BOSTON SCIENTIFIC CORP                        1,676,025.00
      42,700  DOW CHEMICAL CO                               4,128,556.25

     255,400  DUPONT DENEMOURS & CO                        19,059,225.00
      15,900  EASTMAN CHEMICAL CO                             989,775.00
      31,050  ENGLEHARD CORP                                  628,762.50

       7,500  FMC CORP-NEW                                    511,406.25
      13,500  HERCULES INC                                    555,187.50
     116,600  MONSANTO CO                                   6,515,025.00

      31,100  MORTON INTERNATIONAL INC                        777,500.00
      13,700  NALCO CHEM CO                                   481,212.50
         650  OCTEL CORP                                       12,918.75

      28,700  PRAXIAIR INC                                  1,343,518.75
      23,400  SIGMA-ALDRICH CORP                              821,925.00
      28,000  UNION CARBIDE CORP                            1,494,500.00

      15,200  WR GRACE & CO NEW                               259,350.00

                   DRUGS

     341,800  ABBOT LABS                                   13,971,075.00
      12,100  ALZA CORP CL A                                  523,325.00
     272,400  AMERICAN HOME PRODUCTS                       14,096,700.00

     202,000  BRISTOL MYERS SQUIBB CO                      23,217,375.00

     282,200  JOHNSON & JOHNSON                            20,812,250.00
     226,600  LILLY ELI & CO                               14,969,762.50

     230,200  MERCK & CO., INC                             30,789,250.00
     247,800  PFIZER INC                                   26,932,762.50
      45,820  PHARMACIA & UPJOHN INC                        2,113,447.50

     162,400  SCHERING PLOUGH                              14,879,900.00
     101,600  WALGREEN CO                                   4,197,350.00

                   COSMETICS

      11,600  ALBERTO CULVER CO CL B                          336,400.00
      27,200  AVON PRODUCTS INC                             2,108,000.00

      14,900  INTL FLAVORS & FRAGRANCES                       647,218.75

                   HEALTH PRODUCTS/CARE

       9,700  ALLERGAN INC                                    449,837.50
       5,900  BARD CR INC                                     224,568.75
       8,900  BAUSCH & LOMB                                   446,112.50

      57,300  BAXTER INTL INC.                              3,083,456.25
      25,600  BECTON DICKINSON & CO                         1,987,200.00
     171,600  COLUMBIA/HCA HEALTHCARE                       4,997,850.00

      27,600  GUIDANT CORP                                  1,968,225.00
      46,800  TENET HEALTHCARE CORP                         1,462,500.00
      10,800  U S SURGICAL                                    492,750.00

      16,600  UTD HEALTHCARE CORP                           1,054,100.00

                         TOTAL CHEMICALS AND DRUGS       $230,525,303.75


   CONSUMER PRODUCTS                               13.16%

                   CONFECTIONS AND BEVERAGES

      90,000  ANHEUSER-BUSCH COS                            4,246,875.00
      12,800  BROWN FORMAN INC CL B                           822,400.00

     480,200  COCA COLA CO                                 41,057,100.00
      31,800  NEWELL CO.                                    1,584,037.50
     330,500  PEPSICO INC                                  13,612,468.75


                   CONTAINERS
      19,600  AVERY DENNISON CORP                           1,053,500.00

       3,300  BALL CORP                                       132,618.75
       9,500  CROWN CORK & SEAL INC                           451,250.00
       8,147  SEALED AIR CORP                                 299,409.60

       4,900  STONE CONTAINER                                  76,562.50
       9,700  TEMPLE INLAND INC                               522,587.50

                   PACKAGED FOOD

     120,950  ARCHER DANIELS MIDLAND CO                     2,343,406.25
      61,200  BESTFOODS                                     3,553,425.00

      98,000  CAMPBELL SOUP CO                              5,206,250.00
     103,600  CONAGRA                                       3,282,825.00
       7,300  COORS ADOLPH CO CL B                            248,200.00

      30,100  GENERAL MILLS INC                             2,058,087.50
      79,000  HEINZ H J CO                                  4,433,875.00
      33,600  HERSHEY FOODS CORP                            2,318,400.00

      91,600  KELLOGG CO                                    3,440,725.00
      42,900  PIONEER HI BRED INTL INC                      1,774,987.50
      28,800  QUAKER OATS CO                                1,582,200.00

      18,500  RALSTON-PURINA GROUP                          2,161,031.25
      99,200  SARA LEE CORP                                 5,549,000.00
      76,200  SYSCO CORP                                    1,952,625.00

      26,400  WRIGLEY WM JR CO                              2,587,200.00


                   PAPER

      11,400  AMERICAN GREETINGS CL A                         580,687.50
       8,200  BEMIS CO                                        335,175.00
       3,800  BOISE CASCADE CORP                              124,450.00

      17,900  FORT JAMES CORPORATION                          796,550.00
      61,812  INTERNATIONAL PAPER CO                        2,657,916.00
     119,479  KIMBERLY CLARK CORP                           5,481,099.13

      20,000  MEAD CORP                                       635,000.00
       5,600  POTLATCH CORP                                   235,200.00
       7,200  UNION CAMP CORP                                 357,300.00

      37,000  WEYERHAEUSER CO                               1,708,937.50
         400  WILLIAMETTE INDUSTRIAL                           12,800.00

                   PRINTING AND PUBLISHING

       5,800  JOSTENS INC                                     139,925.00
      15,900  KNIGHT-RIDDER INC                               875,493.75

      19,800  MCGRAW-HILL COMPANIES INC                     1,614,937.50
      11,000  MEREDITH CORP                                   516,312.50
      19,000  NEW YORK TIMES CO CL A                        1,505,750.00

      89,200  TIME WARNER INC                               7,621,025.00
      17,900  TIMES MIRROR CO CL A NEW                      1,125,462.50
      26,800  TRIBUNE CO                                    1,844,175.00

      19,650  WESTVACO CORP                                   555,112.50

                   RECREATIONAL EQUIPMENT

      20,300  BRUNSWICK CORP                                  502,425.00
       3,600  HARRAH'S ENTERTAINMENT                           83,700.00
      21,300  HASBRO INC                                      837,356.25

      50,425  MATTEL INC                                    2,133,607.81

                   SOAPS

      18,000  CLOROX CO                                     1,716,750.00

                   OTHER CONSUMER PRODUCTS

      63,000  COLGATE PALMOLIVE CO                          5,544,000.00
      31,300  FORTUNE BRANDS INC                            1,203,093.75
     192,600  GILLETTE CO                                  10,918,012.50

     279,200  PROCTER & GAMBLE CO                          25,424,650.00
       9,800  RUBBERMAID INC                                  325,237.50
       3,800  SPRINGS INDUS INC                               175,275.00

       6,800  TUPPERWARE CORPORATION                          191,250.00
      22,700  UST INC                                         612,900.00

                   PHOTOGRAPHY

      73,200  EASTMAN KODAK CO                              5,348,175.00
       7,800  POLAROID CORP                                   277,387.50


                   HOUSEHOLD FURN/APPLIANCES
       6,700  ARMSTRONG WORLD IND                             451,412.50

      21,200  MAYTAG CO                                     1,046,750.00

                   RETAIL

       2,400  FEDERATED DEPT STORES NEW                       129,150.00
      50,400  TJX COS INC (NEW)                             1,215,900.00

                   APPAREL

         646  ABERCROMBIE & FITCH CO A                         28,411.15
      30,300  FRUIT OF THE LOOM CL A                        1,005,581.25

      47,225  LIMITED INC                                   1,564,328.13

      10,900  LIZ CLAIBORNE INC                               569,525.00
      56,400  NIKE INC CL B                                 2,745,975.00

      20,600  V F CORP                                      1,059,612.50
      19,000  VENATOR GROUP INC                               363,375.00

                   BROADCASTING

     146,442  DISNEY WALT CO                               15,385,562.63
      15,400  KING WORLD INC                                  392,700.00


                   MISCELLANEOUS
      13,900  PALL CORP                                       284,950.00


                           TOTAL CONSUMER PRODUCTS       $216,611,409.45


   DURABLE GOODS                                   26.17%

                   AEROSPACE-AIRCRAFT

     206,918  BOEING CO                                     9,220,783.38
      23,000  GENERAL DYNAMICS CORP                         1,069,500.00
      34,500  LOCKHEED MARTIN CORP                          3,652,687.50

      11,400  NORTHROP GRUMMAN CORP                         1,175,625.00
      37,000  TEXTRON INC                                   2,652,437.50
      51,600  UNITED TECHNOLOGIES CORP                      4,773,000.00


                   AGRICULTURAL MACHINERY
      81,000  CATERPILLAR INC                               4,282,875.00

      50,500  DEERE & CO                                    2,670,187.50

                   AUTOMOBILE AND PARTS

      36,000  AUTOZONE INC                                  1,149,750.00
     152,200  CHRYSLER CORP                                 8,580,275.00
       3,800  COOPER TIRE & RUBBER                             78,375.00

       7,200  CUMMINS ENGINE INC                              369,000.00
      20,100  DANA CORP                                     1,075,350.00
      15,600  EATON CORP                                    1,212,900.00

       9,100  ECHLIN INC                                      446,468.75
     203,500  FORD MTR CO                                  12,006,500.00
     140,600  GENERAL MTRS CORP                             9,393,837.50

      32,550  GENUINE PARTS CO                              1,125,009.38
      16,400  NAVISTAR INTL CORP (NEW)                        473,550.00
      30,300  TENNECO INC (NEW)                             1,153,293.75

      28,000  TRW INC                                       1,529,500.00

                   ELECTRICAL

      53,804  AMP INC                                       1,849,512.50
      96,000  EMERSON ELEC CO                               5,790,000.00
      24,200  HONEYWELL INC                                 2,022,212.50

      13,000  RAYCHEM CORP                                    384,312.50

                   ELECTRONICS

      16,300  ADVANCED MICRO-DEVICES                          278,118.75
      79,800  APPLIED MATLS INC                             2,354,100.00
     244,800  CISCO SYS INC                                22,536,900.00

       7,000  E G & G INC                                     210,000.00
     646,000  GENERAL ELECTRIC CO                          58,786,000.00
       7,800  GENERAL INSTRUMENT CORP                         212,062.50

       9,600  GENERAL SIGNAL CORP                             345,600.00
     230,200  HEWLETT PACKARD CO                           13,783,225.00
     428,200  INTEL CORP                                   31,740,325.00

      30,000  MICRON TECH                                     744,375.00

      36,300  NATIONAL SEMICONDUCTOR                          478,706.25
       9,800  NATIONAL SVC INDS                               498,575.00

     172,275  ORACLE CORPORATION                            4,231,504.69
       9,200  PERKIN ELMER CORP                               572,125.00
           0  RAYTHEON CO CL A                                      3.57

      53,100  RAYTHEON CO CL B                              3,139,537.50
      10,000  SEAGATE TECHNOLOGY INC                          238,125.00
      13,800  TEKTRONIX INC                                   488,175.00

      93,800  TEXAS INSTRUMENTS                             5,469,712.50
       7,700  THOMAS & BETTS CORP                             379,225.00

                   INDUSTRIAL MACHINERY

       7,000  AEROQUIP-VICKERS INC                            408,625.00
       5,400  BRIGGS & STRATTON CORP                          202,162.50

         700  CASE CORPORATION                                 33,775.00
       6,800  CINCINNATI MILACRON INC                         165,325.00
      21,700  COOPER INDUS INC                              1,192,143.75

      43,200  DOVER CORP                                    1,479,600.00
       4,800  HARNISCHFEGER INDUS INC                         135,900.00
      35,100  INGERSOLL RAND CO                             1,546,593.75

       1,700  NACCO INDUS INC CL A                            219,725.00
      49,600  ROCKWELL INTL CORP W/I                        2,383,900.00

                   OFFICE EQUIPMENT AND SUPPLIES

      17,700  DELUXE CORP                                     633,881.25
      19,200  IKON OFFICE SOLUTIONS                           279,600.00

      66,800  PITNEY BOWES INC                              3,214,750.00
      68,500  XEROX CORP.                                   6,961,312.50

                   RUBBER

      10,900  GOODRICH B F CO                                 540,912.50
      30,200  GOODYEAR TIRE & RUBBER                        1,946,012.50


                   OTHER DURABLE GOODS
      36,000  CORNING INCORPORATED                          1,251,000.00

      10,800  CRANE CO                                        524,475.00
      50,200  ILLINOIS TOOL WORKS                           3,347,712.50
       8,600  MILLIPORE CORP                                  234,350.00

      81,400  MINNESOTA MNG & MFR                           6,690,062.50
      20,200  STANLEY WORKS                                   839,562.50

                   COMPUTERS AND SOFTWARE

      17,500  APPLE COMPUTER INC                              502,031.25
       1,100  BAY NETWORKS INC                                 35,475.00

      60,700  CABLETRON SYSTEMS INC                           815,656.25
       5,700  CERIDIAN CORP                                   334,875.00
     342,548  COMPAQ COMPUTER CORP                          9,719,785.31

     116,812  COMPUTER ASSOC INTL INC                       6,490,366.75
       8,600  DATA GENL CORP                                  128,462.50
      93,600  DELL COMPUTER CORP                            8,687,250.00

     274,600  IBM CORP                                     31,527,512.50
     566,000  MICROSOFT CORP                               61,340,250.00
      56,300  NOVELL INC                                      717,825.00

      28,100  SILICON GRAPHICS                                340,712.50
      87,600  SUN MICROSYSTEMS                              3,805,125.00
      37,700  UNISYS CORP                                   1,065,025.00


                   HOUSEHOLD FURN/APPLIANCES
      13,100  WHIRLPOOL CORP                                  900,625.00



                   TELECOMMUNICATIONS

      86,900  AIRTOUCH COMMUNICATIONS                       5,078,218.75
      23,625  ANDREW CORP                                     426,726.56
      40,000  ASCEND COMMUNICATIONS                         1,982,500.00

      17,800  DSC COMMUNICATIONS                              534,000.00
     220,744  LUCENT TECHNOLOGIES INC                      18,363,141.50
     130,500  MEDIAONE GROUP INC (NEW)                      5,733,843.75

      72,000  WORLDCOM INC                                  3,487,500.00

                   MISCELLANEOUS

     112,600  ALLIED-SIGNAL INC                             4,996,625.00
      17,300  BLACK & DECKER CORP                           1,055,300.00
      26,300  ITT INDUSTRIES INC                              982,962.50

      17,800  JOHNSON CTLS INC                              1,015,712.50
      27,450  PARKER HANNIFIN CORP                          1,046,531.25
      10,600  SNAP ON TOOLS CORP                              384,250.00

      13,000  THERMO ELECTRON CORP                            444,437.50

                               TOTAL DURABLE GOODS       $430,797,446.14


   FINANCIAL                                       17.59%

                   BANKS

      95,040  BANC ONE CORP                                 5,304,420.00
      71,300  BANK NEW YORK INC                             4,327,018.75

     143,800  BANKAMERICA CORP                             12,429,712.50
      68,800  BANKBOSTON CORPORATION                        3,827,000.00
      19,800  BANKERS TR NY CORP                            2,298,037.50

     193,440  CHASE MANHATTAN CORP NEW                     14,604,720.00
      95,900  CITICORP                                     14,313,075.00
       6,750  FIFTH THIRD BANCORP COM                         425,250.00

      69,014  FIRST CHICAGO NBD CORP                        6,116,365.75
     173,303  FIRST UNION CORP                             10,094,899.75
      55,360  FLEET FINANCIAL GROUP INC                     4,622,560.00

      84,200  KEYCORP NEW                                   2,999,625.00
     102,937  MBNA CORP                                     3,396,921.00
      44,600  MELLON BANK CORP                              3,105,275.00

      24,100  MERCANTILE BANCORP INC                        1,214,037.50
      40,100  MORGAN J P & CO                               4,696,712.50
      37,100  NATIONAL CITY CORP                            2,634,100.00

     172,984  NATIONSBANK CORP                             13,233,237.75
     155,600  NORWEST CORP                                  5,815,550.00
      53,000  PNC FINANCIAL                                 2,852,062.50

      47,600  REPUBLIC NEW YORK CORP                        2,995,825.00
      25,509  SUMMIT BANCORP                                1,211,677.50
      41,500  SUNTRUST BANKS INC                            3,374,468.75

      46,572  U.S. BANCORP                                  2,002,596.00
      37,700  WACHOVIA CORP                                 3,185,650.00
      17,633  WELLS FARGO & CO                              6,506,577.00


                   FINANCE COMPANIES
     105,100  AMERICAN EXPRESS CO                          11,981,400.00

      53,334  ASSOCIATES 1ST CAPITAL A                      4,100,051.25
      10,700  BENEFICIAL CORP                               1,639,106.25
      10,000  CAP ONE FINL CORP                             1,241,875.00

     157,600  FED HOME LN MTG CORP                          7,417,050.00
         700  GREEN TREE FINANCIAL                             29,968.75
      61,200  HOUSEHOLD INTL CORP                           3,044,700.00




                   HOLDING COMPANY

       4,100  EASTERN ENTERPRISES                             175,787.50
      71,025  MS, DW, DISCOVER & CO                         6,489,909.38

                   FIRE AND CASUALTY INSURANCE

      37,200  CHUBB CORP                                    2,989,950.00
      17,600  GENERAL RE CORP                               4,461,600.00

      29,900  SAFECO CORP                                   1,358,581.25

                   INSURANCE

      24,460  AETNA INC                                     1,862,017.50
     103,669  ALLSTATE CORPORATION                          9,492,192.81
     138,075  AMERICAN INTL GROUP                          20,158,950.00

       1,350  AON CORP                                         94,837.50
      45,600  CIGNA CORP                                    3,146,400.00
      30,600  CINCINNATI FINANCIAL CORP                     1,174,275.00

      25,000  CONSECO INC                                   1,168,750.00
      26,300  HARTFORD FINANCIAL SVCS                       3,008,062.50
      47,300  LOEWS CORP                                    4,121,012.50

      40,200  MARSH & MCLENNAN CO.                          2,429,587.50
      14,000  MBIA INC                                      1,048,250.00
       9,000  MGIC INVT CROP                                  513,562.50

      49,124  ST PAUL COS INC                               2,066,278.25
      24,400  TORCHMARK CORP                                1,116,300.00
      14,900  TRANSAMERICA CORP                             1,715,362.50

     241,281  TRAVELERS GROUP INC                          14,627,630.31
      29,400  UNUM CORP.                                    1,631,700.00

                   LIFE INSURANCE

      46,139  AMERICAN GENERAL CORP                         3,284,520.06
      18,825  JEFFERSON PILOT CORP                          1,090,673.44

      17,200  LINCOLN NATL CORP IND                         1,571,650.00
      16,700  PROVIDIAN FINL CORP W/I                       1,311,993.75

                   REAL ESTATE

     232,800  FEDERAL NATL MTGE ASSN                       14,142,600.00

                   SAVINGS & LOANS

      28,500  AHMANSON H F & CO                             2,023,500.00
      14,100  GOLDEN WEST FINL CORP                         1,499,006.25

      20,000  SLM HOLDING                                     980,000.00

                   BROKERAGE

      20,000  BEAR STEARNS COS INC                          1,137,500.00
      32,400  FRANKLIN RESOURCES                            1,749,600.00
      76,400  MERRILL LYNCH & CO                            7,047,900.00


                   MISCELLANEOUS
      43,605  WASHINGTON MUTUAL                             1,894,092.19


                                   TOTAL FINANCIAL       $289,625,558.69


   METALS AND MINING                                0.40%

                   ALUMINUM

      36,000  ALUMINUM CO AMER                              2,373,750.00
      12,500  REYNOLDS METALS CO                              699,218.75

                   MINING



       9,100  HOMESTAKE MNG CO                                 94,412.50

                   STEEL

      30,255  ALLEGHENY TELEDYNE                              692,083.13
      11,300  ARMCO, INC.                                      72,037.50

       9,000  BETHLEHEM STEEL CORP                            111,937.50
       5,400  NUCOR CORP                                      248,400.00
      14,800  TIMKEN CO                                       456,025.00

       9,100  USX-US STEEL GROUP                              300,300.00
      12,400  WORTHINGTON INDS INC                            186,775.00

                   OTHER METALS

       4,900  ASARCO INC                                      109,025.00
      16,137  NEWMONT MNG CORP                                381,236.63

      12,000  PHELPS DODGE CORP                               686,250.00

                   MINERALS

      11,300  CYPRUS AMAX MINERALS CO                         149,725.00

                           TOTAL METALS AND MINING         $6,561,176.01


   COLLECTIBLES & PRECIOUS MATERIALS                0.00%

                   GOLD-DIAMOND-GEMS

       5,000  FREEPORT-MCMORAN COPPER-B                        75,937.50


           TOTAL COLLECTIBLES & PRECIOUS MATERIALS            $75,937.50

   OIL-ENERGY                                       6.49%


                   OIL & GAS PRODUCERS
      18,500  AMERADA HESS CORP                             1,004,781.25

     203,000  AMOCO CORP                                    8,449,875.00
      21,800  COASTAL CORP                                  1,521,912.50
      11,000  HELMERICH & PAYNE INC.                          244,750.00

      71,300  OCCIDENTAL PETROLEUM                          1,925,100.00
      18,800  ROWAN COS INC                                   365,425.00
      30,192  UNION PACIFIC RESOURCES                         530,247.00

      70,000  USX-MARTHON GROUP COM NEW                     2,401,875.00

                   NATURAL RESOURCES

      36,500  DRESSER INDUS INC                             1,608,281.25
      10,400  KERR MCGEE CORP                                 601,900.00
       6,600  ONEOK INC                                       263,175.00

      75,900  WILLIAMS COS INC-DEL                          2,561,625.00

                   OIL EQUIPMENT, WELLS & SVCS

      13,200  ASHLAND, INC                                    681,450.00
      30,000  BAKER HUGHES INC                              1,036,875.00
      47,600  HALLIBURTON CO                                2,121,175.00

      11,000  WESTERN ATLAS INC                               933,625.00

                   OIL - DOMESTIC

      31,207  BURLINGTON RESOURCES INC                      1,343,851.44
       9,500  PENNZOIL CO                                     480,937.50
      47,800  PHILLIPS PETE CO                              2,303,362.50

      46,600  UNOCAL CORP                                   1,665,950.00

                   OIL - INTERNATIONAL

      72,400  ATLANTIC RICHFIELD CO                         5,656,250.00

     141,200  CHEVRON CORP                                 11,728,425.00
     511,200  EXXON CORP.                                  36,454,950.00

     161,200  MOBIL CORP                                   12,351,950.00
      26,000  ORYX ENERGY COMPANY                             575,250.00
      13,500  SUN CO INC                                      523,968.75

     106,800  TEXACO INC                                    6,374,625.00

                   MISCELLANEOUS

      35,200  FIRSTENERGY CORP                              1,082,400.00

                                  TOTAL OIL-ENERGY       $106,793,992.19


   RETAIL                                           4.11%

                   DEPARTMENT STORES

      44,200  CVS CORP                                      1,721,037.50
      64,800  DAYTON HUDSON CORP                            3,142,800.00

      18,700  DILLARDS INCORPORATED                           774,881.25
      12,700  HARCOURT GENERAL INC                            755,650.00
      61,000  K MART                                        1,174,250.00

      47,000  MAY DEPT STORES CO                            3,078,500.00
       8,300  MERCANTILE STORES                               655,181.25
      36,700  PENNEY JC INC                                 2,653,868.75

      75,600  SEARS ROEBUCK & CO                            4,616,325.00
     358,900  WAL MART STORES INC                          21,803,175.00
      34,900  WINN-DIXIE STORES INC                         1,786,443.75


                   GROCERY
      52,100  ALBERTSON'S INC                               2,699,431.25

      66,800  AMERICAN STORES CO                            1,615,725.00
       9,800  GIANT FOOD INC                                  422,012.50
       8,800  GREAT ATLANTIC & PAC TEA                        290,950.00

      37,200  KROGER CO                                     1,594,950.00
      11,600  SUPERVALUE INC                                  514,750.00

                   OTHER RETAIL

      17,900  CIRCUIT CITY STORES                             839,062.50
      45,600  COSTCO COMPANIES INC                          2,875,650.00

       7,800  LONGS DRUG STORES CORP                          225,225.00
      40,400  LOWES COS INC                                 1,638,725.00
       1,500  PEP BOYS-MAN, MO, JACK                           28,406.25

      36,000  RITE AID CORP                                 1,352,250.00
      14,200  TANDY CORP                                      753,487.50
      58,600  TOYS R US                                     1,380,762.50


                   SPORTING GOODS
       9,800  REEBOK INTL LTD                                 271,337.50

       6,700  RUSSELL CORP                                    202,256.25

                   APPAREL

      63,300  GAP INC                                       3,900,862.50
      13,800  NORDSTROM INC                                 1,066,050.00

                   MISCELLANEOUS

      60,800  TYCO INTERNATIONAL LTD                        3,830,400.00


                                      TOTAL RETAIL        $67,664,406.25

   UTILITIES                                        7.54%



                   ELECTRIC

      15,400  AMEREN CORP                                     612,150.00
      37,900  AMERICAN ELEC PWR INC                         1,719,712.50
      27,400  BALTIMORE GAS & ELEC                            851,112.50

      21,500  CAROLINA PWR & LT CO                            932,562.50
      23,700  CENTRAL & SOUTH WEST CORP                       636,937.50
      22,600  CINERGY CORP                                    791,000.00

      42,400  CONSOLIDATED EDISON INC                       1,953,050.00
      32,300  DOMINION RES INC-VA                           1,316,225.00
      74,325  DUKE POWER CO                                 4,403,756.25

      95,400  EDISON INTERNATIONAL                          2,820,262.50
      39,900  ENTERGY CORP NEW                              1,147,125.00
      35,600  FPL GROUP INC                                 2,242,800.00

      20,700  GPU INC                                         782,718.75
      54,650  HOUSTON INDS INC                              1,687,318.75
      21,900  NIAGARA MOHAWK PWR                              327,131.25

      27,200  NORTHERN STS PWR CO                             778,600.00
      53,600  PACIFICORP                                    1,212,700.00
      25,700  PECO ENERGY                                     750,118.75

      29,100  PG&E CORP                                       918,468.75
      19,000  PUBLIC SVC ENTERPRISE GRP                       654,312.50
     372,162  SBC COMMUNICATIONS INC                       14,886,480.00

     137,700  SOUTHERN CO                                   3,812,568.75
      44,100  UNICOM CORP                                   1,546,256.25

                   GAS

      17,850  COLUMBIA GAS SYS INC                            992,906.25
      14,400  CONSOLIDATED NATL GAS                           847,800.00

      49,500  ENRON CORP                                    2,676,093.75
      10,600  NICOR INC                                       425,325.00
       8,300  PEOPLES ENERGY CORP                             320,587.50

      16,600  SONAT INC                                       641,175.00
      47,590  TEXAS UTILITIES CO                            1,980,933.75

                   TELEPHONE

     285,400  A T & T                                      16,303,475.00
      23,900  ALLTEL CORP                                   1,111,350.00

     332,272  BELL ATLANTIC CORP                           15,159,910.00
     193,800  BELLSOUTH CORP                               13,008,825.00
      13,000  FRONTIER CORP                                   409,500.00

     178,100  GTE CORP                                      9,906,812.50
      76,800  SPRINT CORP                                   5,414,400.00
     103,100  US WEST INC (NEW)                             4,845,700.00


                   WASTE DESPOSAL
      20,800  BROWNING FERRIS IND                             722,800.00

      53,153  WASTE MANAGEMENT INC                          1,860,355.00

                   MISCELLANEOUS

      22,557  SEMPRA ENERGY                                   625,956.75

                                   TOTAL UTILITIES       $124,037,273.00


   MISCELLANEOUS                                    9.01%

                   BROADCAST/COMMUNICATIONS

     101,300  CBS CORP                                      3,216,275.00
      53,250  COMCAST CORP CL A SPL                         2,161,617.19

      64,600  GANNETT CO., INC                              4,590,637.50


     146,100  MCI COMMUNICATIONS                            8,492,062.50
      65,100  MOTOROLA INC                                  3,421,818.75

     112,300  TELE COMM. INC CL A                           4,316,531.25
      71,800  TELLABS INC                                   5,142,675.00
      41,400  VIACOM INC CL B NON VTG                       2,411,550.00


                   BUSINESS SERVICES
         700  AUTODESK INC                                     27,037.50

      57,500  AUTOMATIC DATA PROC                           4,190,312.50
       9,400  BLOCK H&R INC                                   395,975.00
     149,827  CENDANT CORP                                  3,127,638.63

      44,000  COMPUTER SCIENCES CORP                        2,816,000.00
      16,300  DONNELLEY RR & SONS                             745,725.00
      14,600  DOW JONES & CO                                  813,950.00

      27,100  DUN & BRADSTREET                                978,987.50
      25,400  E M C CORP                                    1,138,237.50
      25,400  ECOLAB INC                                      787,400.00

      84,000  FIRST DATA CORP                               2,798,250.00
      17,600  GRAINGER W W INC                                876,700.00
      25,350  INTERPUBLIC GROUP COS                         1,538,428.13

      30,000  OMNICOM GROUP INC                             1,496,250.00
       7,500  SCIENTIFIC-ATLANTA                              190,312.50
      43,500  SERVICE CORP INTL                             1,865,062.50

       1,000  THREE COM CORP                                   30,687.50

                   FOOD SERVICE

      37,000  DARDEN RESTAURANTS INC                          587,375.00
     149,100  MCDONALDS CORP                               10,287,900.00
     486,600  PHILLIP MORRIS CO INC                        19,159,875.00

      33,050  TRICON GLOBAL RESTAURANTS                     1,047,271.88
      19,800  WENDYS INTL INC                                 465,300.00

                   HOTEL & MOTEL

      49,700  HILTON HOTELS CORP                            1,416,450.00
      48,400  MARRIOTT INTL CL A                            1,566,950.00


                   HOUSING
       7,800  PULTE CORP                                      233,025.00


                   MED SERV & SUPPLIES
      23,600  BIOMET INC                                      780,275.00

      42,400  HEALTHSOUTH CORPORATION                       1,131,550.00
       1,300  HUMANA INC                                       40,543.75
      10,900  MANOR CARE INC                                  418,968.75

     110,800  MEDTRONIC INC                                 7,063,500.00
       4,900  SHARED MEDICAL SYS CORP                         359,843.75
      12,900  ST. JUDE MED INC.                               474,881.25


                   REAL ESTATE
       9,000  CENTEX CORP                                     339,750.00


                   TRANSPORTATION
      44,000  AMR CORP                                      3,663,000.00

      31,603  BURLINGTON NRTHN SANTA FE                     3,103,019.56
      48,800  CSX CORP                                      2,220,400.00
      10,400  DELTA AIR LINES INC                           1,344,200.00

      27,700  FDX CORP                                      1,738,175.00
       8,700  FLEETWOOD ENTERPRISES                           348,000.00
      70,500  NORFOLK SOUTHERN CORP                         2,101,781.25

      16,600  PACCAR INC                                      867,350.00

      14,900  RYDER SYSTEMS INC                               470,281.25
      48,150  SOUTHWEST AIRLINES CO                         1,426,443.75

      12,800  U S AIR GROUP                                 1,014,400.00
      46,100  UNION PACIFIC CORP                            2,034,162.50

                   MISCELLANEOUS

      27,500  COGNIZANT CORP                                1,732,500.00
      15,200  MALLINCKRODT (NEW)                              451,250.00

     159,300  WARNER-LAMBERT                               11,051,437.50

                   TELECOMMUNICATIONS

      20,000  360 COMMUNICATIONS CO                           640,000.00
     235,200  AMERITECH CORP NEW                           10,554,600.00
      13,600  HARRIS CORP-DEL                                 607,750.00


                               TOTAL MISCELLANEOUS       $148,312,331.64


   UTILITIES                                        0.07%

                   ELECTRIC

      28,200  DTE ENERGY COMPANY                            1,138,575.00

                                   TOTAL UTILITIES         $1,138,575.00


                                        TOTAL COMMON STOCK    $1,641,920,203.37

OTHER

                                                    0.25%


                   CASH EQUIVALENTS
   4,182,050  AIM SHORT TERM INV SER 2                      4,182,049.64


                                            TOTAL          $4,182,049.64


                                               TOTAL OTHER        $4,182,049.64


            TOTAL INVESTMENTS -                100.00%        $1,646,102,253.01
            (cost $767,330,468)


            See accompanying notes